U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                        N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release dated June 26, 2006	4

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                           KINGSWAY FINANCIAL SERVICES INC.

Dated:  July 5, 2006                                 By:   /s/  W. Shaun  Jackson
                                                                           W. Shaun Jackson
                                                                           Executive Vice President and
                                                                           Chief Financial Officer

KINGSWAY ANNOUNCES US$175 MILLION CREDIT FACILITY

Toronto, Ontario (June 26, 2006) – (TSX:KFS, NYSE:KFS) Kingsway Financial Services Inc. announced that it has entered into a US$175 million 3 year revolving credit facility which matures in June 2009 with a syndicate of three banks. This new credit facility replaces the existing Cdn$150 million 364 day revolving credit facility, and contains similar terms, conditions and financial covenants to the facility it replaces. In the new facility, The Bank of Nova Scotia acted as Administrative Agent, Co-Lead Arranger and Bookrunner, LaSalle National Bank as Syndication Agent and Co-Lead Arranger, and Royal Bank of Canada acted as Documentation Agent.

“We are pleased to have extended the maturity of our bank facility,” commented Bill Star, President & Chief Executive Officer. “We expect this facility will provide us with greater flexibility to continue to support the profitable growth in our business.”

About the Company

Kingsway Financial Services Inc. is the largest truck insurer in North America and the seventh largest non-standard automobile insurer in North America based on A.M. Best data that we have compiled. Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company, Zephyr Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.

Lincoln General Insurance Company, Universal Casualty Insurance Company, American Service Insurance Company, Southern United Fire Insurance Company, Jevco Insurance Company, Kingsway Reinsurance Corporation, Barbados and Kingsway Reinsurance (Bermuda) Ltd. all rated “A-” (Excellent) by A.M. Best. Kingsway General and York Fire are rated “B++” (Very Good) and American Country and U.S. Security are rated “B+” (Very Good) by A.M. Best. The Company’s senior debt is rated investment grade “BBB-"(stable) by Standard and Poor’s and A.M. Best and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888